

Sales Momentum for Ford Trucks and SUVs Continues Through the First Half into June, F-Series On Record Breaking Pace and Expedition Up 21 Percent at Retail; Navigator Up 120 Percent

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JUNE 2018 SALES

	Total Vehicle	Retail	Fleet	Truck	SUV	Car
U.S. Sales	**230,635**	**156,788**	**73,847**	**100,683**	**84,617**	**45,335**
Versus June 2017	1.2%	2.9%	-2.3%	3.2%	8.9%	-14.0%

HIGHLIGHTS

- **Ford Motor Company's June U.S. sales** totaled 230,635 vehicles – a 1.2 percent increase; first-half 2018 sales are down 1.8 percent, with 1,277,691 vehicles sold

- **June fleet sales are down 2.3 percent**; June commercial fleet up 6.0 percent; year-to-date fleet sales are down 3.2 percent

- **Retail results in June are up 2.9 percent** on sales of 156,788 vehicles, while transaction prices gain $540; through the first half, retail sales totaled 854,889 vehicles – a slight decline of 1.1 percent

- **Industry shift to trucks and SUVs plays into our strengths,** Ford trucks, SUVs, commercial and Lincoln all posting gains for the month

- **As the largest seller of trucks and SUVs in America,** the Ford brand sold a combined total of 972,555 of these vehicles in the first half of the year – an increase of 2.0 percent

- **Ford brand SUV sales totaled 77,453 vehicles** last month, a new record June sales month

- **First-half Ford F-Series sales totaled 451,138** pickups, a 4.9 percent increase; June F-Series sales totaled 79,204 trucks, marking the pickup's 14th consecutive month of year-over-year gains

- **All-new Lincoln Navigator moved quickly in June,** with retail sales up 119.7 percent

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About Ford Motor Company

Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 202,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

*U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) government and (iii) Ford management. Average transaction pricing based on J.D. Power and Associates PIN data.

"As leaders in truck and SUV sales, the Ford brand had an incredible first half with almost 1 million sold. F-Series has posted gains for 14 consecutive months, while Ford SUVs posted a new record June sales month and Transit sales gain 25 percent. Our all-new Lincoln Navigator continues as the hottest new product in the country, with triple-digit gains in the first half."

– Mark LaNeve, Ford vice president, U.S. Marketing, Sales and Service

WINNING PORTFOLIO



Ford Pickups

As the segment leader, F-Series is on a record setting pace with sales up 4.1 percent over the first half of 2004, a then record year for F-Series, with 939,511 pickups sold. Transaction prices are the highest of any full-size pickup manufacturer, $46,800



Ford Sport Utility Vehicles

EcoSport had its best month since launch, with 6,756 vehicles sold, a 23.3 percent gain over May figures. Our highly profitable all-new Ford Expedition posted a strong retail gain of 37.3 percent in the first half of the year, while June retail sales were up 20.7 percent



Ford Performance

As America and the world's best-selling sports car for three years running, Mustang sales gained 19.6 percent last month. Redesigned late last year, Mustang is a top seller with all buyers, offering both an EcoBoost 4-cyl., about 45 percent of sales, and the traditional 5.0-liter V8.



Ford Commercial Vans

Ford dominates the U.S. commercial van segment with 39 years as America's best-selling van. Transit posted an increase of 25.0 percent, for a total of 13,533 vehicles sold. Ford overall van sales, including Transit, E-Series and Connect, hit 20,381 Vans – up 8.2 percent.



Lincoln

Navigator continues its strong momentum with retail sales up 115.5 percent through the first half of the year, as Lincoln works to keep up with demand. Lincoln is seeing strongest demand for its most exclusive trim levels, with 80 percent of the retail mix coming from Reserve and Black Label, pushing a $27,000 increase in transaction pricing.

FORD MOTOR COMPANY
JUNE 2018

Fleet Segment	June 2018		June CYTD	
	Percent of Total Sales	**YOY Change**	**Percent of Total Sales**	**YOY Change**
Rental	12.8%	(0.5) points	14.5%	(0.6) points
Commercial	13.3%	0.6 points	12.7%	0.5 points
Government	6.0%	(1.3) points	5.8%	(0.5) points
Total Fleet	32.0%	(1.1) points	33.1%	(0.5) points

Gross Stock (incl. in-transit)	June 2018		May 2018		June 2017	
	Units at Month-End	**Days' Supply**	**Units at Month-End**	**Days' Supply**	**Units at Month-End**	**Days' Supply**
Cars	146,329	87	161,264	80	167,218	82
SUVs	236,887	76	241,471	77	203,083	68
Trucks	281,788	76	275,661	66	325,973	87
Total	665,004	78	678,396	73	696,274	79

Dealer Stock (on ground)	June 2018		May 2018		June 2017	
	Units at Month-End	**Days' Supply**	**Units at Month-End**	**Days' Supply**	**Units at Month-End**	**Days' Supply**
Cars	121,558	72	137,604	68	135,611	67
SUVs	184,621	59	199,526	63	165,014	55
Trucks	219,190	59	231,286	55	279,226	74
Total	525,369	62	568,416	61	579,851	66

CONTACT

Erich Merkle
313.806.4562
emerkle2@ford.com